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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)

WESTPORT RESOURCES CORPORATION
(FORMERLY KNOWN AS BELCO OIL & GAS CORP.)
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

961418100
(CUSIP Number)

C/O HOWARD L. BOIGON
1670 BROADWAY STREET
SUITE 2800
DENVER, COLORADO 80202
(303) 573-5404
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

STEPHEN W. JOHNSON, ESQUIRE
REED SMITH LLP
435 SIXTH AVENUE
PITTSBURGH, PENNSYLVANIA 15219
(412) 288-3131

December 4, 2003
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

        The total number of shares of Common Stock, par value $0.01 per share ("Common Stock"), of Westport Resources Corporation ("Issuer" or the "Company"), reported herein is 11,756,471 shares, which constitutes 17.46% of the total number of shares outstanding as of November 3, 2003. Ownership percentages set forth herein are based on the Issuer's Form 10-Q filed on November 14, 2003, which disclosed that there were 67,347,957 shares of Common Stock of Issuer outstanding, and 2,930,000 shares of Preferred Stock, par value $0.01 per share ("Preferred Stock"), outstanding and convertible into 1,364,779 shares of Common Stock, at a conversion rate of 0.465795 shares of Common Stock per share of Preferred Stock.

CUSIP No. 961418100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EQT Investments, LLC 51-0394048

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER 11,747,971
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 11,747,971
PERSON WITH
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,747,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.44%

14	TYPE OF REPORTING PERSON
OO

CUSIP No. 961418100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Equitable Resources, Inc. 25-0464690

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF	7	SOLE VOTING POWER 11,747,971(1)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 11,747,971(1)
PERSON WITH
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,747,971(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.44%

14	TYPE OF REPORTING PERSON
CO

(1)
Includes 11,747,971 shares of Issuer Common Stock held by EQTI, a wholly owned subsidiary of Equitable Resources, Inc. ("Equitable"). Equitable may be deemed to beneficially own these shares. Equitable disclaims beneficial ownership of the shares of Issuer Common Stock held by EQTI.

  CUSIP No. 961418100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Murry S. Gerber

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER 11,754,471(2)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 11,754,471(2)
PERSON WITH
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,754,471

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.45%

14	TYPE OF REPORTING PERSON
IN

(2)
Includes (i) 11,747,971 shares of Issuer Common Stock held by EQTI, a wholly owned subsidiary of Equitable, beneficial ownership of which shares may be attributable to Murry S. Gerber, Chairman, President and CEO of Equitable, and (ii) 6,500 shares of Issuer Common Stock held by Mr. Gerber directly. Mr. Gerber disclaims beneficial ownership of 11,747,971 shares of Issuer Common Stock held by EQTI.

  CUSIP No. 961418100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David L. Porges

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* See Item 3

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER 11,749,971(3)
SHARES
BENEFICIALLY	8	SHARED VOTING POWER 0
OWNED BY EACH
REPORTING	9	SOLE DISPOSITIVE POWER 11,749,971(3)
PERSON WITH
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,749,971

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.45%

14	TYPE OF REPORTING PERSON
IN

(3)
Includes (i) 11,747,971 shares of Issuer Common Stock held by EQTI, a wholly owned subsidiary of Equitable, beneficial ownership of which shares may be attributable to David L. Porges, Executive Vice President and Chief Financial Officer of Equitable, and (ii) 2,000 shares of Issuer Common Stock directly held by Mr. Porges. Mr. Porges disclaims beneficial ownership of 11,747,971 shares of Issuer Common Stock held by EQTI.

        THIS AMENDMENT NO. 4 TO SCHEDULE 13D RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 31, 2001 (AS AMENDED BY AMENDMENT NO. 1 TO SCHEDULE 13D FILED WITH THE COMMISSION ON APRIL 7, 2003, AS AMENDED AND RESTATED BY AMENDMENT NO. 2 TO SCHEDULE 13D FILED WITH THE COMMISSION ON OCTOBER 21, 2003, AND AS AMENDED BY AMENDMENT NO. 3 TO SCHEDULE 13D FILED WITH THE COMMISSION ON NOVEMBER 18, 2003, THE "SCHEDULE 13D"). THE TEXT OF ITEMS 4, 5(a), (b), AND (c), 6 AND 7 OF SAID SCHEDULE 13D IS HEREBY AMENDED AS FOLLOWS:

SCHEDULE 13D

ITEM 4. PURPOSE OF THE TRANSACTION

        Item 4 is hereby amended by deleting the text of the paragraph beginning with "The shares of Issuer Common Stock owned by the EQT Entities..." in its entirety and replacing it with the following:

        The shares of Issuer Common Stock owned by the EQT Entities, Murry S. Gerber and David L. Porges (collectively, the "Equitable Parties") are being held for investment purposes. The Equitable Parties actively review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, in comparison with other investment opportunities. Based upon such review, the Equitable Parties will take such actions in the future with respect to the Issuer Common Stock they own as they deem appropriate in light of the circumstances existing from time to time. Any Equitable Party may determine to dispose of some or all of the Issuer's securities currently owned by them either in the open market (subject to applicable legal restrictions) or in registered or privately negotiated transactions, or in other transactions they determine to be appropriate, including, for example, by way of gift or in exchange for other securities. In Amendment No. 2 to this Schedule 13D (filed with the SEC on October 21, 2003) EQTI's predecessor disclosed its desire to sell approximately 3,000,000 shares of Issuer Common Stock. Consistent with that desire, on November 24, 2003 EQTI sold 1,258,181 shares of Issuer Common Stock in a Rule 144 transaction (the "Sale Transaction"). EQTI desires to sell additional shares so that the aggregate number of shares of Issuer Common Stock sold in the six months subsequent to the filing of Amendment No. 2 equals approximately 3,000,000. The additional sales may occur through an underwritten offering, a registered, negotiated transaction, additional Rule 144 transactions or as otherwise permitted under the Registration Rights Agreement. EQTI is engaged in discussions with the Company regarding the appropriate means of effecting these additional sales. None of the Equitable Parties presently have any plans or intentions to acquire additional Issuer securities. The foregoing is subject to the terms of the Registration Rights Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Items 5(a), (b) and (c) are hereby amended by deleting the text thereof in their entirety and replacing it with the following:

        (a)   EQTI directly owns 11,747,971 shares of Issuer Common Stock, representing 17.44% of Issuer Common Stock outstanding as of November 3, 2003, which are subject to the Voting Agreement and the Registration Rights Agreement. Equitable does not directly own any shares of Issuer Common Stock. Equitable, however, as the parent of EQTI, may be deemed to have indirect ownership of 11,747,971 shares of Issuer Common Stock. Equitable disclaims beneficial ownership of the 11,747,971 shares of Issuer Common Stock held by EQTI.

        Murry S. Gerber directly owns 6,500 shares of Issuer Common Stock, representing .0097% of Issuer Common Stock outstanding as of November 3, 2003. Mr. Gerber, Chairman, President and Chief Executive Officer of Equitable, the parent of EQTI, may be deemed to have indirect ownership of 11,747,971 shares of Issuer Common Stock. Mr. Gerber disclaims beneficial ownership of the 11,747,971 shares of Issuer Common Stock held by EQTI.

        David L. Porges directly owns 2,000 shares of Issuer Common Stock, representing .0030% of Issuer Common Stock outstanding as of November 3, 2003. Mr. Porges, Executive Vice President and Chief Financial Officer of Equitable, the parent of EQTI, may be deemed to have indirect ownership of 11,747,971 shares of Issuer Common Stock. Mr. Porges disclaims beneficial ownership of the 11,747,971 shares of Issuer Common Stock held by EQTI.

        (b)   Each of Equitable and EQTI may be deemed to have the sole power to vote and dispose of 11,747,971 shares of Issuer Common Stock. Mr. Gerber may be deemed to have the sole power to vote and dispose of 11,754,471 shares of Issuer Common Stock. Mr. Porges may be deemed to have the sole power to vote and dispose of 11,749,971 shares of Issuer Common Stock. Each of Equitable, Mr. Gerber and Mr. Porges disclaims beneficial ownership of 11,747,971 shares of Issuer Common Stock held by EQTI. The principal business, if applicable, and the address of each of EQTI, Equitable and Messrs. Porges and Gerber are listed in Item 2. Messrs. Porges and Gerber are United States citizens.

        Neither Equitable, EQTI nor Messrs. Porges and Gerber have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (c)   Except for the ERII Merger and the Sale Transaction, none of the persons named in paragraph (a), above, has effected any transactions in Issuer Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

        Item 6(f) is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

        (f)    Joint Filing Agreement dated as of December 4, 2003.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Item 7 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

Exhibit No.	Description
10.1	Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.1 to Amendment No. 2 to Schedule 13D filed with the SEC on October 21, 2003).
10.2
Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.2 to Amendment No. 2 to Schedule 13D filed with the SEC on October 21, 2003).
10.3
Donor Pledge Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc and certain parties named therein (filed as Exhibit 10.3 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).
10.4
Contribution Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and ERI Investments, Inc. (filed as Exhibit 10.4 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).
10.5
Agreement dated March 28, 2003 among ERI Investments, Inc., NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc. (filed as Exhibit 10.5 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).
99.1*	Joint Filing Agreement dated as of December 4, 2003
*
Filed herewith.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2003

EQT INVESTMENTS, LLC
By:	/s/ KENNETH J. KUBACKI Name: Kenneth J. Kubacki Title: Vice President
EQUITABLE RESOURCES, INC.
By:	/s/ MURRY S. GERBER Name: Murry S. Gerber Title: Chairman, President and Chief Executive Officer
/s/ MURRY S. GERBER Murry S. Gerber
/s/ DAVID L. PORGES David L. Porges

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
10.1	Termination and Voting Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.1 to Amendment No. 2 to Schedule 13D filed with the SEC on October 21, 2003).
10.2
Registration Rights Agreement, dated as of October 1, 2003, by and among Westport Resources Corporation, Westport Energy LLC, ERI Investments, Inc., Medicor Foundation, and certain stockholders named therein (filed as Exhibit 10.2 to Amendment No. 2 to Schedule 13D filed with the SEC on October 21, 2003).
10.3
Donor Pledge Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc and certain parties named therein (filed as Exhibit 10.3 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).
10.4
Contribution Agreement dated as of March 28, 2003 among NORESCO Holdings, Inc., Equitable Production Company, and ERI Investments, Inc. (filed as Exhibit 10.4 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).
10.5
Agreement dated March 28, 2003 among ERI Investments, Inc., NORESCO Holdings, Inc., Equitable Production Company, and Equitable Resources Foundation, Inc. (filed as Exhibit 10.5 to Amendment No. 1 to Schedule 13D filed with the SEC on April 7, 2003).
99.1*	Joint Filing Agreement dated as of December 4, 2003
*
Filed herewith.

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  ITEM 4. PURPOSE OF THE TRANSACTION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
  ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
SIGNATURE
EXHIBIT INDEX